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                             September 7, 2023

       Roei Golan
       Chief Financial Officer
       Check Point Software Technologies Ltd.
       5 Shlomo Kaplan Street
       Tel Aviv 6789159 , Israel

                                                        Re: Check Point
Software Technologies Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 000-28584

       Dear Roei Golan:

               We have reviewed your August 4, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 12, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information
       Risk Factors, page 4

   1. In future 20-F filings, please include a discussion addressing the risk that the Company may be deemed an
investment company, your reliance on Rule 3a-8, and the
                                                        consequences if you do
not comply with the rule   s conditions.
              You may contact Laura Veator, Senior Staff Accountant, at
(202)-551-3716 or Stephen
       Krikorian, Accounting Branch Chief, at (202)-551-3488 if you have questions regarding comments on the financial statements and related matters.
 Roei Golan
Check Point Software Technologies Ltd.
September 7, 2023
Page 2

FirstName LastNameRoei Golan                        Sincerely,
Comapany NameCheck Point Software Technologies Ltd.
                                                    Division of Corporation
Finance
September 7, 2023 Page 2                            Office of Technology
FirstName LastName